DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com
Gregory R. Hall
greg.hall@dlapiper.com
T 480.606.5128
F 480.606.5528

December 7, 2007	OUR FILE NO. 366491.000003

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street NE

Washington, D.C. 20549

Attention:  Mark P. Shuman, Branch Chief-Legal

Re:	NETtime Solutions, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed October 22, 2007
File No. 001-10320

Ladies and Gentlemen:

On behalf of NETtime Solutions, Inc., a Nevada corporation (the “Company”), there is hereby transmitted for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval system, a Preliminary Statement on Schedule 14A of the Company.

The Schedule 14A has been prepared in response to the Staff’s comments to Company’s prior Schedule 14C/A filing. The Staff’s comments are set forth in a letter, dated November 5, 2007, from Mark P. Shuman, Branch Chief-Legal, addressed to Bahan Sadegh, President and Chief Executive Officer of the Company. Responses to such comments are set forth below and are keyed to the above-referenced comment letter. Unless otherwise noted, all references to page numbers refer to the 14C Amendment filed herewith.

General

1.                                    We are not able to concur with your view that the process of obtaining the consents from the respective shareholders did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(1). If you wish to obtain shareholder approval for the subject corporate activity, please comply with Regulation 14A.

In response to the Staff’s comment, we have converted the Schedule 14C to a Schedule 14A proxy statement and will be soliciting proxies for the proposals set forth therein.

2.                                    Refer to your response to comment 3 of our letter dated October 11,2007. We are not able to concur with your view that you are not required to provide the information set forth in Items 14(b)(8)-(10) and (c)(1) of Schedule 14A in reliance on Instruction 2.b.i. to Item 14. Please provide the previously requested disclosure. For additional guidance, please consult Interp. I.H.6 of the July 2001 Third Supplement to our Manual of Publicly Available Telephone Interpretations available on our website at www.sec.gov.

In response to the Staff’s comment, we have included the required financial statements in this filing.

Fairness Opinion, page 6

3.                                    Your description of the fairness opinion provided by Source Capital should include all of the information required by Item 14(b)(6) of Schedule 14A, which in turn refers to Item 1015(b) of Regulation M-A. In particular, please ensure that your riling includes the following:

•                                         A description of the compensation paid to Source Capital in connection with its provision of the fairness opinion, including the amount of such compensation, and

•                                         A statement of whether the company or its affiliate determined the amount of consideration to be paid for the company’s assets, or whether Source Capital recommended the amount of consideration to be paid.

In response to the Staff’s comment, we have revised the disclosure beginning at page 9 of this filing to set forth all of the information required by Item 14(b)(6) of Schedule 14A.

Should you have any questions regarding this filing, please contact the undersigned.

Very truly yours,

DLA Piper US LLP

\s\ Gregory R. Hall

Gregory R. Hall
Partner

GRH:sgh